United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

(A Publicly Held Corporation)

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETINGS

Be the shareholders of ARACRUZ CELULOSE S.A. hereby invited for the Ordinary and Extraordinary Shareholders Meetings to be held on April 24, 2007, at 11 o’clock a.m., in the President's Conference Room at the Company’s headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, s/nr. (Pulp Mill), Aracruz, State of Espírito Santo, Brazil, when the following matters will be resolved:

I.	Ordinary Shareholders Meeting:

I.i.	To receive the accounts rendered by the Board of Directors and the Board of Executive Officers and to examine, discuss and vote the financial statements related to the fiscal year ended December 31, 2006;

I.ii. To vote on the destination of the net profits of such fiscal year, as follows:

a) ratification of the payment of Interest on Shareholders’ Equity to the total amount of R$318,000,000.00, as approved by the Board of Executive Officers in meetings held on March 23, June 20, September 19 and December 22, 2006; and

b) payment of dividends in addition to the Interest on Shareholders' Equity, to the total amount of R$167,000,000.00, to be paid out of the adjusted net profits, without monthly correction, as follows:

•   Each block of 1,000 (one thousand) common shares shall be entitled to the amount of R$153.47066634; and

•   Each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the amount of R$168.81773297;

I.iii.	Approval of the Capital Budget;

I.iv.	Election of the Supervisory Fiscal Board;

I.v.	Election of the Board of Directors;

I.vi.	To determine the general amount of compensation of the Board of Directors, Board of Executive Officers and Supervisory Fiscal Board.

II.	Extraordinary Shareholders Meeting:

II.i.	Increase the Company's corporate capital in the amount of R$1,017,274,556.17, without issuing new shares, upon the capitalization of part of the retained earnings, pursuant to Sections 169, § 1º and 199 of Law 6.404/76; and consequent amendment of Section 5, caput of the Company’s By-laws.

General Instructions

(A) Documentation related to the items of the agenda will be at the disposal of the shareholders at Av. Brigadeiro Faria Lima nr. 2.277, 4th floor, São Paulo -SP.

(B) Shareholders intending to be represented by attorneys-in-fact shall deliver the relevant powers-of-attorney, granting specific powers, together with copies of documents evidencing the shareholder's legal representation by April 20, 2007, at the address referred to above, to the attention of the Legal Department.

(C) Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at the Meetings shall deliver a statement issued by the custodian after April 20, 2007, indicating the relevant shareholding.

(D) As required by CVM Instruction nr. 165/91, as amended by CVM Instruction nr. 282/98, we hereby inform that the minimum percentage of the Company’s voting capital necessary to meet the requirement for the adoption of multiple voting process is Five Percent (5%).

Aracruz, April 9, 2007.

Carlos Alberto Vieira Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer